POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 /Fax: 604-669-4776 www.polymetmining.com

News Release

PolyMet Announces 2005 Six-Month Financial Report

Vancouver, British Columbia, October 4, 2005 – PolyMet Mining Corp. (TSX-V: POM; OTCBB: POMGF) (“PolyMet” or the “Company”) is pleased to provide its financial results for the three and six months ended July 31, 2005. All amounts are in US Dollars unless otherwise indicated.

Highlights of the 2005 Six Month Report include:

  On March 14, 2005 the Company reached an agreement among federal and state regulators to cooperate in preparing a single Environmental Impact Statement (EIS) on the NorthMet Project.

  In addition to the ongoing environmental and permitting work, the Company completed 42,000 feet of large diameter core drilling at the NorthMet Project. The drilling, which is part of a much larger drilling program scheduled for this year, provided metallurgical sample material for pilot-plant metallurgical test work at SGS Lakefield commencing in August 2005. The drill program which totals 90,000 feet is integral to the completion of PolyMet’s definitive feasibility study and will allow resource definition, detailed mine planning, waste rock characterization and other important aspects for the environmental permitting program. The pilot plant planned for August is intended to demonstrate the process, provide product sample for off-take agreements and to allow the engineer, Bateman Engineering Pty Ltd. (“Bateman”),to provide process guarantees. The metallurgical results of the pilot plant are expected in the fourth quarter and will add new information for the Company’s ongoing definitive feasibility study that is aimed at development of the NorthMet deposit in 2007 with commercial production expected in early 2008.

  Further to the large diameter core drilling the Company deployed a second drilling contractor at the NorthMet project. Diamond drilling equipment was used to produce NTW core for in-fill drilling that will help further define the NorthMet resource.

  The Company also commissioned two additional 43-101 technical reports, to complete a revised resource model based on a geological and drill hole database, which has been updated and contains over 17,000, validated assayed intervals. The database will continue to be expanded during 2005 as the results of the current in-fill and metallurgical-sample drill programs are added.

Results of Operations

For the three months ended July 31, 2005 (the “2005 second quarter”) compared to the three months ended July 31, 2004 (the “2004 second quarter”):

Loss for the Period:

In the pre-feasibility stage of project development, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity financings for its continuing financial liquidity. The principal focus of the Company is the completion of a definitive feasibility study for its NorthMet project in Minnesota. As a result of these activities, the Company for its 2005, second quarter had a loss of $1,596,957 ($0.02 loss per share) compared to a loss of $1,240,001 ($0.03) for the 2004 second quarter. The significant component of the operating expenses, for the 2005 second quarter were pre-feasibility costs of $1,167,445 and stock based compensation expenses of $129,693. For the 2004 second quarter the operating loss was principally as a result of the stock based compensation expense of $753,232.

The Loss Before the Undernoted in the 2005 second quarter, excluding non-cash stock based compensation expenses was $372,974 compared to $254,029 in the 2004 second quarter. The relative increase was primarily related to an increase in consulting fees and shareholder’s information as a result of the increase activity in relation to the NorthMet project.

Cash Flows:

Cash used in operating activities in the 2005 second quarter was $1,355,327 compared to cash used in the 2004 second quarter of $460,766. The relative increase is in relation to the above noted described expenditures.

Cash used in investing activities in the 2005 second quarter of $4,307, is for the purchase of computer equipment compared to 2004 second quarter of $3,712 which included the purchase of property, plant and equipment of $4,812 offset by the recovery of mineral property expenditures of $1,100.

Cash from financing activities in the 2005 second quarter was $43,402 which was from the exercise of options and share subscriptions received compared to $1,843,083 for the 2004 second quarter which was the result of exercise of share purchase warrants and stock options.

Total cash and cash equivalents for the 2005 second quarter decreased $1,316,232 to $1,011,865 compared to 2004 second quarter where cash and cash equivalents increased $1,378,602 to $2,235,484.

For the six months ended July 31, 2005 compared to the six months ended July 31, 2004:

Loss for the Period

During the six months ended July 31, 2005, the Company reported a net loss of $3,883,783 ($0.06 loss per share) compared to a loss of $1,521,205 ($0.03 loss per share) reported in the six months ended July 31, 2004. The significant component of the operating expenses, for the six months ended July 31, 2005 period were pre-feasibility costs of $3,075,171 and stock based compensation expenses of $316,569. For the six month ended July 31, 2004 the operating loss was principally as a result of the stock based compensation expense of $753,232 and pre-feasibility costs of $311,381.

The Loss Before the Undernoted in the six months ended July 31, 2005 excluding non-cash stock based compensation expenses was $549,158 compared to $467,for the six months ended July 31, 2004. The increase was primarily related to consulting fees, and shareholder’s information, administrative wages and benefits, travel and automotive expenses and rent, all in relation to the increased activity for the NorthMet project.

Cash Flows:

Cash used in operating activities in the six months ended July 31, 2005 was $3,491,936 compared to cash used in the six months ended July 31, 2004 of $807,883. The increase is in relation to the above described expenditures.

Cash used in investing activities for the six months ended July 31, 2005 of $4,307 is for the purchase of computer equipment compared to the six months ended July 31, 2004 of $3,712, which included the purchase of property, plant and equipment of $4,812 offset by the recovery of mineral property expenditures of $1,100.

Cash from financing activities for the six months ended July 31, 2005 was $3,997,237 which was from the proceeds of a private placement, and the exercise of options, share purchase warrants and share subscriptions received compared to $2,551,529 for the six months ended July 31, 2004 which form the proceeds of a private placement, the exercise of share purchase warrants and stock options.

Total cash and cash equivalents for the six months ended July 31, 2005 increased $500,994 to $1,011,865 compared to the six months ended July 31, 2004 where cash and cash equivalents increased $1,739,933 to $2,235,484.

Capital Expenditures

During the 2005 second quarter ended and the six months ended July 31, 2005 the Company incurred costs of $4,307 on property, plant and equipment and the prior reporting periods incurred net costs of $3,712. Exploration expenses incurred during the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation will be capitalized at that time. Acquisition costs include cash and fair market value of common shares.

Financing Activities

During the six months ended July 31, 2005 the Company completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit for total proceeds of CDN$4,950,000 ($3,945,978). Each unit consists of one common share and one-half of one share purchase warrant at a price of CDN$0.70 for two years from closing, provided that if the closing price of the Company’s shares as traded on the Exchange at or exceeds $1.00 per share for 30 consecutive trading days, the warrants will terminate 30 days thereafter. The Company issued 444,950 common shares and paid CDN$124,823 in cash ($99,209) in relation to a finders’ fee on a portion of the financing.

In addition to the financing during the six months ended July 31,2005:

a)	391,052 common shares were issued pursuant to the exercise of stock options at a price of CDN$0.10 and CDN$0.40 for total proceeds of $43,459.
b)	299,930 share purchase warrants were exercised at a price of CDN$0.17 for total proceeds of $41,687.

During the comparative period in 2004, the Company completed a private placement for 1,550,000 units at CDN$0.80 per unit for proceeds of $924,172. In addition the Company issued 4,966,483 common shares pursuant to the exercise of share purchase warrants at exercise prices of CDN$0.10 - $0.25, for total proceeds of $2,212,811. The Company also issued 888,400 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.08 –CDN$0.13 per share.

Liquidity And Capital Resources

As at July 31, 2005 the Company had cash and cash equivalents of $1,011,865 compared to cash and cash equivalents of $510,871 and term deposits of $807,200 as at January 31, 2005, a decrease of $306,206. Following the completion of two private placements in September 2005, for an aggregate of 15,949,996 units at CDN$0.90, PolyMet has approximately CDN$14,000,000 cash and cash equivalents, substantially all of which is available as working capital, to advance the NorthMet Project. The cash component of the payment for the Cliffs acquisition of approximately US$3.6 million will be made in installments and from the proceeds of a combination of working capital, the exercise of share purchase warrants or from additional equity financings if required.

Summary of Recent Events

Following the completion of a non brokered private placement for 6,672,219 units and a brokered private placement for 9,277,777 units on September 1, 2005 and September 9, 2005 respectively at CDN$0.90 per unit, which netted the Company approximately CDN$13,500,000 after commission and estimated expenses for the issues, PolyMet has approximately CDN$14,000,000 in cash and cash equivalents, substantially all of which is available as working capital, to advance the NorthMet project and completion of its definitive feasibility study.

On 14 September 2005 the Company, through its Minnesota subsidiary, reached agreement in principle with Cliffs-Erie, LLC (“Cliffs”), a subsidiary of Cleveland Cliffs, Inc. (NYSE: CLF) on the terms for the early exercise of PolyMet’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company plant for ore processing of concentrate in northeastern Minnesota.

Both companies have approved the transaction, which is scheduled for closing before the yearend. Upon the closing, assets specified in the agreement will be conveyed to PolyMet for commercial development of Minnesota’s first major non-ferrous mining operation. PolyMet will convert the facility to process ore from concentrate to produce base and precious metals from the nearby NorthMet polymetallic deposit.

The asset acquisition agreement provides that PolyMet will pay Cleveland Cliffs, Inc. a total of U.S. $8 million through a combination of cash and issuance of 6,200,547 common shares of PolyMet. PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations. The cash component of the payment for the Cliffs acquisition of approximately US$3.6 million will be paid in installments from proceeds of a combination of working capital the exercise of share purchase warrants or from additional equity financings if required.

Upon closing of the asset sale, Cliffs will hold 7.2 million common shares in the capital of PolyMet, representing approximately 8% of the issued shares in PolyMet based on the currently outstanding 83.4 million shares. Cliffs will have the right to participate on a pro-rata basis in future cash equity financings The agreement will include a first right of refusal in favor of the Company should Cliffs wish to dispose of its interest. Completion of the transaction is subject, among other things, to its acceptance for filing by the TSX Venture Exchange.

The NorthMet Project is currently undergoing state and federal environmental review and permitting that will involve preparation of an Environmental Impact Statement. The proposed mine is located adjacent to active taconite mining operations within a well established mining district.

PolyMet will refurbish and reactivate crushing, concentrating, flotation and tailings facilities at the former LTV Steel Mining Company site to produce a fine concentrate that will feed new hydrometallurgical processing facilities; a process that is dramatically cleaner than traditional smelting and extremely energy efficient.

The Company is continuing to negotiate with several major companies interested in securing anticipated metal production from the NorthMet Project. An agreement is expected prior to the completion of its expected definitive feasibility study in early 2006.

Other Information

Attached to this News Release are the interim consolidated financial statements of PolyMet for the three and six months ended July 31, 2005, excluding the notes.

The full text of the interim consolidated financial statements and managementsﾒ discussion and analysis, for the three months and six months ended July 31, 2005 and the notes thereto, (all of which are prepared in accordance with generally accepted accounting principles in Canada) have been filed on www.sedar.com and can also be found on the Companyﾒs website at www.polymetmining.com.

*     *     *

POLYMET MINING CORP.
Per:

“William Murray”
For further information, please contact:		William Murray, President
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility fro the adequacy or accuracy of this release

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheet
As at July 31 and January 31
U.S. Funds
Un-audited prepared by management

	July 31	January 31
ASSETS	2005	2005
Current
Cash	$1,011,865	$510,871
Term deposit	-	807,200
Miscellaneous receivables	27,937	45,005
Prepaid expenses	19,078	241,596
	1,058,880	1,604,672
Investments	253	253
Other Assets	729,320	729,320
Property, Plant and Equipment	17,803	15,919
	$1,806,256	$2,350,164

LIABILITIES
Current
Accounts payable	$164,281	$331,012

Contingent Liabilities and Commitments

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2	22,332,972	18,388,194
Share Subscriptions Received - Statement 2	21,774	762,804
Contributed Surplus - Statement 2	1,308,600	1,005,742
Deficit - Statement 2	(22,021,371)	(18,137,588)
	1,641,975	2,019,152
	$1,806,256	$2,350,164

ON BEHALF OF THE BOARD:
“William Murray” , Director
“David Dreisinger” , Director

PolyMet Mining Corp.	Statement 2
Consolidated Statement of Shareholders’ Equity
U.S. Funds
Un-audited prepared by management

	Common Shares
				Share
				Subscription
	Authorized			s	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit		Total

Balance - 31 January 2004	1,000,000,000	44,992,054	$15,231,768	$-	$55,048	$(14,361,251	) $	925,565

Loss for the year	-	-	-	-	-	(3,776,337)		(3,776,337)
Shares issued for cash:
Private placements	-	2,800,000	1,733,984	-	-	-		1,733,984
Share subscriptions received	-	-	-	762,804	-	-		762,804
Share issuance costs	-	-	(115,127)	-	-	-		(115,127)
Exercise of warrants	-	5,277,573	828,554	-	-	-		828,554
Exercise of options	-	1,088,400	81,383	-	-	-		81,383
Shares issued for finders’ fee	-	155,626	96,375	-	-	-		96,375
Shares issued for property	-	1,000,000	229,320	-	-	-		229,320
Stock-based compensation	-	-	-	-	992,658	-		992,658
Fair value of stock options exercised	-	-	41,964	-	(41,964)	-		-

Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)		1,759,179
Shares allotted for exercise of warrants	-	224,925	26,117	-	-	-		26,117
Shares allotted for bonus	-	1,590,000	233,856	-	-	-		233,856
Balance – 31 January 2005 – Shares issued and
allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588	) $	2,019,152
Loss for the period	-	-	-	-	-	(3,883,783)		(3,883,783)
Shares issued for cash:	-
Private placements	-	9,000,000	3,945,978	(762,804)	-	-		3,183,174
Share subscriptions received	-	-	-	21,744	-	-		21,744
Share issuance costs	-	-	(294,465)	-	-	-		(294,465)
Exercise of options	-	391,052	43,459	-	-	-		43,459
Exercise of warrants	-	299,930	41,687	-	-	-		41,687
Stock-based compensation	-	-	-	-	316,569	-		316,569
Fair value of stock options exercised	-	-	13,711	-	(13,711)	-		-
Shares issued for finders’ fee)	-	444,950	194,506	-	-	-		194,506
Reverse shares allotted for exercise of warrants	-	(224,925)	(26,117)	-	-	-		(26,117)
Reverse shares allotted for bonus	-	(1,590,000)	(233,856)	-	-	-		(233,856)
Issuance of shares for exercise of warrants
	-	224,925	26,117	-	-	-		26,117
Issuance of shares for bonus	-	1,590,000	233,856	-	-	-		233,856
Balance – 31 July 2005 – Shares issued	Unlimited	67,264,510	22,332,972	$21,744	$1,308,600	$(22,021,371	) $	1,641,975

PolyMet Mining Corp.	Statement 3
Consolidated Statement of Loss
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Six Months Ended
	July 31		July 31
	2005	2004	2005	2004

General and Administrative
Administrative wages and benefits	$55,354	$13,915	$98,509	$13,915
Amortization	1,545	134	2,423	288
Consulting fees	59,576	20,873	79,817	80,793
Insurance	16,936	23,552	18,436	23,552
Interest and other income, net	(11,573)	564	(24,755)	725
Investor relations and financing	11,871	7,102	36,977	25,776
Management fees	26,371	35,602	53,226	64,468
Office and telephone	24,188	16,402	35,773	20,445
Rent	15,255	8,842	31,827	13,093
Professional fees	24,909	26,051	32,113	59,512
Transfer agent and filing fees	10,152	10,684	15,284	22,396
Shareholders' information	38,679	13,802	36,935	17,762
Stock compensation expense	129,693	753,232	316,569	753,232
Travel and automotive	99,712	76,706	132,594	124,759

Loss Before the Undernoted	502,667	1,007,443	865,727	1,220,716

Other Expenses (Income)
Pre-feasibility costs	1,167,445	271,197	3,075,171	311,381
Foreign exchange	(73,155)	(37,539)	(57,115)	(9,792)
Gain on sale of mineral property	-	(1,100)	-	(1,100)

	1,094,290	232,558	3,018,056	300,489

Loss For the Period	1,596,957	1,240,001	3,883,783	1,521,205

Deficit, Beginning Of Period	20,424,414	14,642,455	18,137,588	14,361,251

Deficit, End Of Period	$22,021,371	$15,882,456	$22,021,371	$15,882,456

Loss Per Share	$(0.02)	$(0.03)	$(0.06)	$(0.03)

Weighted Average Number Of Shares	67,152,335	49,309,845	64,489,269	47,457,043

PolyMet Mining Corp.	Statement 4
Consolidated Statement of Cash Flows
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Six Months Ended
	July 31		July 31
	2005	2004	2005	2004

Operating Activities
Loss for the (period)	$(1,596,958)	$(1,239,948)	$(3,883,783)	$(1,521,201)
Adjustments to reconcile loss to net cash
Amortization	1,545	134	2,423	288
Stock based compensation	129,693	753,232	316,569	753,232
Loss (gain) on sale of resources properties	-	(1,100)	-	(1,100)
Changes in current assets and liabilities
Accounts receivable	5,929	(7,010)	17,068	(7,089)
Prepaid expenses	(14,447)	997	222,518	5,340
Accounts payable	118,912	32,929	(166,731)	(37,353)
Net cash used in operating activities	(1,355,327)	(460,766)	(3,491,936)	(807,883)

Financing Activities
Share capital - for cash	21,628	1,843,083	3,975,463	2,551,529
Restricted cash	21,774	-	21,774	-
Net cash provided by financing activities	43,402	1,843,083	3,997,237	2,551,529

Investing Activities
Recovery of mineral property expenditures	-	1,100	-	1,100
Purchase of property, plant and equipment	(4,307)	(4,812)	(4,307)	(4,812)
	(4,307)	(3,712)	(4,307)	(3,712)

Net Increase (Decrease) In Cash	(1,316,232)	1,378,602	500,994	1,739,933

Cash Position – Beginning Of Period	2,328,097	856,882	510,871	495,551

Cash Position – End Of Period	$1,011,865	$2,235,484	$1,011,865	$2,235,484

PolyMet Mining Corp.	Schedule 1
Consolidated Schedule of Pre-Feasibility Costs
For the Periods Ended 31 July
U.S. Funds
Un-audited prepared by management

	2005	2004
Direct
Camp and general	$19,194	4,230
Consulting fees	301,359	93,844
Drilling	1,691,389	8,316
Engineering	192,027	102,230
Environmental	641,357	48,557
Geological and geophysical	29,316	-
Land lease, taxes and licenses	100	125
Metallurgical	19,684	-
Mine planning	36,483	-
Permitting	-	54,049
Sampling	144,262	-

Total Costs for the Period	$3,075,171	$311,351